UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
Lions Gate Entertainment Inc.
(Issuer)
Lions Gate Entertainment Corp.
(Parent Guarantor)
(Names of Applicants)
1055 West Hastings Street, Suite 2200
Vancouver, British Columbia V6E 2E9
and
2700 Colorado Avenue, Suite 200
Santa Monica, California 90404
(Address of principal executive offices)
SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

TITLE OF CLASS	AMOUNT

3.625% Convertible Senior Subordinated	$66,581,000 aggregate principal amount
Notes due 2025

Approximate date of proposed public offering:
As soon as practicable after the date of this Application for Qualification

Name and address of agent for service:	With a copy to:

Wayne Levin, General Counsel	David J. Johnson, Jr. Esq.
Lions Gate Entertainment Corp.	O’Melveny & Myers LLP
2700 Colorado Avenue, Suite 200	1999 Avenue of the Stars, Suite 700
Santa Monica, California 90404	Los Angeles, CA 90067-6035
The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application for qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

GENERAL
Item 1. GENERAL INFORMATION.
     (a) Form of organization. Lions Gate Entertainment Inc. (the “Company”) and Lions Gate Entertainment Corp. (the “Guarantor” and together with the Company, the “Applicants”) are corporations.
     (b) State or other sovereign power under the laws of which organized. The Company is organized under the laws of Delaware. The Guarantor is organized under the laws of the Province of British Columbia, Canada.
Item 2. SECURITIES ACT EXEMPTION APPLICABLE.
     The Applicants are offering to exchange (the “Refinancing Exchange”) the Company’s new 3.625% Convertible Senior Subordinated Notes due 2025 (the “New Notes”) with certain existing holders of the Company’s existing 3.625% Convertible Senior Subordinated Notes due 2025 (the “Existing Notes”). The Refinancing Exchange offering is being made by the Applicants pursuant to a form of Refinancing Exchange Agreement and form of Indenture attached as exhibits hereto. In addition, the Refinancing Exchange offering made to certain holders of Existing Notes will include a covenant that such holders will not, subject to certain exceptions, tender any of the Company’s 2.9375% Convertible Senior Subordinated Notes due 2024 that such holders hold into an existing tender offer for such notes. The Existing Notes currently are guaranteed by the Guarantor and the New Notes will be guaranteed by the Guarantor.
     The Applicants rely on the exemption provided in Section 3(a)(9) of the Securities Act of 1933 as the basis for the claim that registration of the sale of the New Notes is not required. The Refinancing Exchange will be made exclusively with certain holders of the Existing Notes and no commission or other remuneration will be paid or given directly or indirectly in connection with soliciting the Refinancing Exchange. In addition, the securities are not being exchanged in a case under Title 11 of the United States Code.
     There have not been, and the Company does not intend for there to be, any sales of securities of the same class as the New Notes by the Company or by or through an underwriter at or about the same time as the Refinancing Exchange for which the exemption is claimed under Section 3(a)(9) of the Securities Act.
     The Company has not retained any dealer-manager or similar agent in connection with the Refinancing Exchange and will not make any payments to any such person in connection with the Refinancing Offer. The Company will pay reasonable and customary remuneration to legal and accounting advisors for the provision of legal and accounting services, respectively.
     None of the holders of the outstanding Existing Notes participating in the Refinancing Exchange has made or will be requested to make any cash payment in connection with the Refinancing Exchange other than payment of any applicable taxes. No such holders will make any cash payment, directly or indirectly, to the Applicants.

AFFILIATIONS
Item 3. AFFILIATES.
          Furnish a list or diagram of all affiliates of the applicants and indicate the respective percentages of voting securities or other bases of control.
          The following is a list of affiliates of the Applicants as of the date of this application.

Jurisdiction of
Name	Formation	Owners & Percentage
All About Us Productions, Inc.	CA	Lions Gate Television Inc. — 100%
Alpha & Omega Productions, LLC	DE	Lions Gate Films, Inc. — 50%
Arima, Inc.	DE	Blair Witch Film Partners, Ltd., — 100%
Artisan Entertainment Inc.	DE	Film Holdings Co., — 100%
Artisan Film Investors LLC	DE	Artisan Film Investors Trust — 100%
Artisan Filmed Productions Inc.	CA	Artisan Entertainment Inc. — 100%
Artisan Home Entertainment Inc.	DE	Artisan Entertainment Inc. — 100%
Artisan Music Inc.	DE	Artisan Entertainment Inc. — 100%
Artisan Pictures Inc.	DE	Artisan Entertainment Inc. — 100%
Artisan Releasing Inc.	DE	Artisan Pictures Inc. — 100%
Associated Corporate Holdings Ltd.	British Virgin Islands	Lions Gate Films Inc. — 100%
B and G Derivatives Holdings, LLC	CA	Bodyguard Pictures, LLC — 71.7% Mandate Holdings, LLC — 28.3%
Babe Ruthless Productions, LLC	CA	Mandate Films LLC — 100%
Backseat Productions, LLC	CA	Mandate Films, LLC — 100%
Baster Productions, LLC	CA	Mandate Films, LLC — 100%
BD Optical Media, Inc.	DE	Artisan Filmed Productions Inc. — 100%
Blair Witch Film Partners LP	DE	Artisan Pictures Inc. — 99% Screening Room Inc. — 1%
Blissful Productions Corp.	British Columbia	Lions Gate Entertainment Corp. — 100%
Blitz Productions Limited	United Kingdom	Lions Gate Pictures UK Limited — 100%
Blue Mountain State Productions Corporation	Federal (Canada)	Lions Gate Entertainment Corporation — 100%
Blue Productions Inc.	Ontario	Lions Gate Entertainment Corporation — 100%
Burrowers Production, Inc.	CA	Lions Gate Television Inc. — 100%

Jurisdiction of
Name	Formation	Owners & Percentage
Burst Productions LLC	CA	New GHP, LLC — 100%
Category Ish, LLC	DE	JV1 Ish, LLC — 50%
Cinegroup Corporation	Quebec	Cinepix Animation — 100%
Cinepix Animation	Quebec	Cinepix Films Inc. — 100%
Cinepix Films Inc.	Quebec	Lions Gate Entertainment Corporation — 75%
Cornfield Productions, LLC	IA	Skilpa Productions, LLC — 99%
Crash 2 Television Productions, Inc.	CA	Lions Gate Television Inc. — 100%
Crash Television Productions, Inc.	CA	Lions Gate Television Inc. — 100%
Crick Pictures LLC	CA	Mandate Holdings, LLC — 100%
Cupid Productions, Inc.	PA	Lions Gate Pennsylvania, Inc. — 100%
Curse Productions, LLC	CA	Ghost House Pictures Holdings, LLC — 100%
Dancing Elk Productions, LLC	CA	Mandate Films, LLC — 100%
Dark Days, LLC	CA	Ghost House Pictures Holdings, LLC — 100%
Dead Zone Production Corp.	British Columbia	Lions Gate Entertainment Corporation — 100%
Debmar Studios, Inc.	CA	Lions Gate Entertainment Inc. — 100%
Debmar/Mercury (WW) Productions LLC	CA	Debmar/Mercury, LLC — 100%
Debmar/Mercury International Limited	United Kingdom	Debmar Mercury LLC — 100%
Debmar/Mercury, LLC	CA	Lions Gate Entertainment Inc. — 50% Debmar Studios, Inc. — 50%
DJM Services, Inc.	CA	Lions Gate Films Inc. — 100%
Dresden Files Productions Corp.	Ontario	Lions Gate Entertainment Corporation — 100%
Dresden Files Productions I Corp.	Ontario	Lions Gate Entertainment Corporation — 100%
Dykehill Mine (Pvt.) Ltd.	Zimbabwe	Golden Atlantic BV — 93%
Elevation Sales Ltd.	United Kingdom	Lions Gate Home Entertainment UK Limited — 50%
EZ Flix Productions, Inc.	DE	Landscape Entertainment Corp — 100%

Jurisdiction of
Name	Formation	Owners & Percentage
EZ Flix, Inc.	DE	Landscape Entertainment Corp — 100%
Fear Itself Productions Corp.	Alberta	Lions Gate Entertainment Corporation — 100%
Fear of Flying Productions Inc.	Ontario	Lions Gate Films Inc. — 100%
Film Holdings Co.	DE	Lions Gate Entertainment Corp. — 100%
Final Cut Productions Corp.	British Columbia	Lions Gate Entertainment Corporation — 100%
First Ontario Film Distributor Ltd.	Ontario	Lions Gate Entertainment Corp. — 100%
Five Days Productions Corp.	British Columbia	Lions Gate Entertainment Corporation — 100%
Francisville, Inc.	CA	Lions Gate Films Inc. — 100%
Frankenstein, LLC	LA	Lions Gate Television Inc. — 99.99%
GC Films, Inc.	CA	Lions Gate Films Inc. — 100%
Ghost House Mobil, LLC	DE	New GHP, LLC — 100%
Ghost House Pictures Holdings, LLC	DE	Mandate Holdings, LLC — 50%
GHP — 3 Scarecrow, LLC (f/k/a GHP3 — Pangs, LLC)	CA	Ghost House Pictures Holdings, LLC — 100%
GHP 4 — Grudge 2, LLC	CA	B and G Derivatives Holdings, LLC — 100%
GHP 5 — Boogeyman 2, LLC	CA	B and G Derivatives Holdings, LLC — 100%
Going South Productions, LLC	CA	Mandate Holdings, LLC — 100%
Golden Atlantic BV	Netherlands	Lions Gate Entertainment Corporation — 100%
Grey Matter Production Ltd.	United Kingdom	Lions Gate Pictures UK Limited — 100%
Grindstone Entertainment Group, LLC	CA	Mandate Films, LLC — 100%
Guyana Gold USA LLC	WY	Lions Gate Entertainment Corp. — 100%
Harold Productions, LLC	LA	Going South Productions, LLC — 99.9% Grosvenor Park Credit, LLC — 0.1%
Hidden Palms Productions Inc.	AZ	Lions Gate Television Inc. — 99.99%
High Concept Productions Inc.	Ontario	Lions Gate Entertainment Corporation — 100%
Higher Post, LLC	CA	Lions Gate Films Inc. — 100%

Jurisdiction of
Name	Formation	Owners & Percentage
Horsemen Productions, LLC	CA	Mandate Films, LLC — 100%
Hypercube Productions Corp.	Ontario	Lions Gate Entertainment Corporation — 100%
Incident Productions, LLC	CA	New GHP, LLC — 100%
Infidelity, LLC	LA	Lions Gate Television Inc. — 99.99%
Invisible Casting Inc.	CA	Lions Gate Entertainment Inc. — 100%
Ish Projects, LLC	DE	JV1 Ish, LLC — 100%
Ish Television Development, LLC	DE	JV1 Ish, LLC — 100%
Jungle Law Productions Ltd.	Ontario	Lions Gate Entertainment Corp. — 100%
JV Media Inc.	Ontario	Lions Gate Entertainment Corporation — 50%
JV1 Ish, LLC	DE	Lions Gate Television Inc. — 100%
Kill Pit Productions, Inc.	PA	Lions Gate Television Inc. — 100%
Kumar Productions, LLC	LA	Harold Productions, LLC — 100%
Landscape Entertainment Corp.	DE	Artisan Pictures Inc. — 100%
Landscape Interactive Inc.	CA	Landscape Entertainment Corp — 100%
Landscape Interactive Web Design	CA	Landscape Interactive Inc. — 100%
Landscape Television, Inc.	DE	Landscape Entertainment Corp — 100%
LG Horror Channel Holdings, LLC	DE	Lions Gate Films Inc. — 100%
LG Pictures Inc.	DE	Lions Gate Entertainment Inc. — 100%
Lions Gate Australia Pty. Ltd.	Australia	Lions Gate Entertainment Inc. — 100%
Lions Gate Entertainment Corp.	British Columbia	Lions Gate Entertainment Corporation — 100%
Lions Gate Entertainment Inc.	DE	Lions Gate Entertainment Corp. — 100%
Lions Gate Films Development Corp.	British Columbia	Lions Gate Entertainment Corporation — 100%
Lions Gate Films Inc.	DE	Lions Gate Entertainment Inc. — 100%
Lions Gate Films Licensing LLC	DE	Lions Gate Films Inc. — 100%
Lions Gate Films of Puerto Rico, Inc.	Puerto Rico	Lions Gate Films Inc. — 100%
Lions Gate Films Production Corp.	British Columbia	Lions Gate Entertainment Corporation — 100%

Jurisdiction of
Name	Formation	Owners & Percentage
Lions Gate Films Productions Corp./Productions Films Lions Gate S.A.R.F	Federal (Canada)	Lions Gate Entertainment Corporation — 100%
Lions Gate Home Entertainment UK Limited	United Kingdom	Lions Gate UK Limited — 100%
Lions Gate India, Inc.	DE	Lions Gate Films Inc. — 100%
Lions Gate Media Ltd.	United Kingdom	Lions Gate UK Limited — 100%
Lions Gate Music Corp.	British Columbia	Lions Gate Entertainment Corporation — 100%
Lions Gate Music Publishing LLC	DE	Lions Gate Entertainment Inc. — 100%
Lions Gate Online Shop Inc	CA	Artisan Home Entertainment, Inc. — 100%
Lions Gate Pennsylvania, Inc.	PA	Lions Gate Films Inc. — 100%
Lions Gate Pictures UK Limited	United Kingdom	Lions Gate Entertainment Inc. — 100%
Lions Gate Records, Inc.	CA	Lions Gate Entertainment Inc. — 100%
Lions Gate Spirit Holdings, LLC	DE	Lions Gate Films Inc. — 100%
Lions Gate Television Development LLC	CA	Lions Gate Television Inc. — 100%
Lions Gate Television Inc.	DE	Lions Gate Entertainment Inc. — 100%
Lions Gate UK Limited	United Kingdom	Lions Gate Entertainment Inc. — 100%
Lions Gate X Productions, LLC	DE	Lions Gate Entertainment Inc. — 100%
Lionsgate Channels, Inc.	DE	Lions Gate Entertainment Inc. — 100%
Lucky 7 Productions Corp.	British Columbia	Lions Gate Entertainment Corporation — 100%
Magic Pebble, LLC	DE	Lions Gate Films, Inc. — 50%
Mandate Development II, LLC	DE	Mandate Pictures, LLC — 100%
Mandate Development, LLC	DE	Mandate Holdings, LLC — 100%
Mandate Films, LLC	DE	Mandate Pictures, LLC — 100%
Mandate Holdings, LLC	DE	Mandate Pictures, LLC — 100%
Mandate International, LLC	DE	Mandate Pictures, LLC — 100%
Mandate Music Publishing, LLC	DE	Mandate Pictures, LLC — 100%
Mandate Pictures LLC	DE	Lions Gate Entertainment Inc. — 100%

Jurisdiction of
Name	Formation	Owners & Percentage
Mandate Productions, LLC	DE	Mandate Holdings, LLC — 100%
Maple Pictures Corp.	Ontario	Lions Gate Entertainment Corporation — 20%
Mayhem Entertainment, LLC	DE	Mandate Films, LLC — 80%
Missing III Productions Corp.	Ontario	Lions Gate Entertainment Corporation — 51%
Monsters Productions Inc.	LA	Lions Gate Films Inc. — 100%
Mother Productions Corp.	Ontario	Lions Gate Entertainment Corporation — 100%
MQP, LLC	DE	Lions Gate Entertainment Inc. — 100%
Networks CTS, Inc.	DE	TV Guide Networks, Inc. — 100%
New GHP, LLC	DE	Mandate Pictures, LLC — 50%
NGC Films, Inc.	CA	Lions Gate Films Inc. — 100%
Ninth Passenger Production Ltd.	United Kingdom	Lions Gate Pictures UK Limited — 50%
No Exit Productions Inc.	Ontario	Lions Gate Entertainment Corp. — 100%
Nurse Productions Inc.	NY	Lions Gate Television Inc. — 100%
Passengers Productions, LLC	CA	Mandate Holdings, LLC — 100%
Pearl River Holdings Corp.	British Columbia	Lions Gate Entertainment Corporation — 100%
Planetary Productions LLC	CA	Lions Gate Television Inc. — 100%
Playlist, LLC	CA	Mandate Films, LLC — 100%
Power Mongering Despot, Inc.	CA	Mandate Films LLC — 100%
Production Management Inc.	NM	Lions Gate Entertainment Inc. — 100%
Profiler Productions Corp.	Ontario	Lions Gate Entertainment Corporation — 100%
Psycho Productions Services Corp.	Ontario	Lions Gate Entertainment Corporation — 100%
R & B Productions, Inc.	CA	Lions Gate Television Inc. — 100%
Radiant Productions Corp.	British Columbia	Lions Gate Entertainment Corp. — 100%
Rise Productions, LLC	CA	Ghost House Pictures Holdings, LLC — 100%

Jurisdiction of
Name	Formation	Owners & Percentage
Rogue Productions Corp.	British Columbia	Lions Gate Entertainment Corp. — 100%
Santa Stash, LLC	CA	Mandate Holdings, LLC — 100%
Scarlett, LLC	LA	Lions Gate Television Inc. — 99.99%
Screening Room, Inc.	CA	Artisan Filmed Productions Inc. — 100%
Shakedown Productions Inc.	Ontario	Lions Gate Entertainment Corp. — 100%
Silent Development Corp.	DE	Artisan Entertainment Inc. — 100%
Skilpa Productions, LLC	CA	Mandate Films, LLC — 100%
Skipped Parts Productions Inc.	CA	Lions Gate Films Inc. — 100%
South Exploration Services, Ltd	Trinidad	Lions Gate Entertainment Corporation — 100%
Spirit Film Productions, LLC	DE	Spirit Films, LLC — 100%
Spirit Films, LLC	DE	Lions Gate Spirit Holdings, LLC — 50%
Spoofalicious, Inc.	CA	Lions Gate Films Inc. — 100%
Spooky Pictures, LLC	CA	New GHP, LLC — 100%
SS3 Productions, Inc.	PA	Lions Gate Pennsylvania, Inc. — 100%
Staircase, LLC	LA	Lions Gate Television Inc. — 99.99%
Stupid Zebra, LLC	CA	Mandate Films, LLC — 50%
Taking 5 Productions	United Kingdom	Lions Gate Pictures UK Limited — 100%
Talk Productions Corp.	Ontario	Lions Gate Entertainment Corporation — 100%
Talk WW Production, Inc.	CA	J&C Entertainment, Inc. — 100%
Ted Productions, Inc.	CA	Lions Gate Television Inc. — 100%
Terrestrial Productions Corp.	British Columbia	Lions Gate Entertainment Corporation — 100%
Tiger Gate Entertainment Ltd.	Hong Kong	Pearl River Holdings Corp. — 100%
Tooth Films Productions	United Kingdom	Lions Gate Pictures UK Limited — 100%
Touch Productions Corp.	Federal (Canada)	Lions Gate Entertainment Corporation — 100%
TV Guide Entertainment Group, Inc.	DE	Lions Gate Channels, Inc. — 100%

Jurisdiction of
Name	Formation	Owners & Percentage
TV Guide Entertainment Properties,. Inc.	DE	TV Guide Entertainment Group, Inc. — 100%
TV Guide Networks, Inc.	DE	TV Guide Entertainment Group, Inc. — 100%
TV Guide Online Holdings, LLC	DE	TV Guide Entertainment Group, Inc. — 100%
TV Guide Productions, Inc.	DE	TV Guide Entertainment Group, Inc. — 100%
Two Ski Productions Inc.	Ontario	Lions Gate Entertainment Corp. — 100%
U.R.O.K. Productions, Inc.	CA	Lions Gate Television Inc. — 100%
Verdict Productions, Inc.	PA	Lions Gate Pennsylvania, Inc. — 100%
Vestron Inc.	DE	Artisan Pictures Inc. — 100%
Weeds Productions Inc.	CA	Lions Gate Television Inc. — 100%
Wildfire 2 Productions Inc.	CA	Lions Gate Television Inc. — 100%
Wildfire 3 Productions Inc.	CA	Lions Gate Television Inc. — 100%
Wildfire 4 Productions Inc.	CA	Lions Gate Television Inc. — 100%
Wildfire Productions Inc.	CA	Lions Gate Television Inc. — 100%
     For purposes of this application only, the officers and directors of the Applicants named in response to Item 4 hereof and the principal owners of the Applicant’s voting securities named in response to Item 5 hereof may be deemed affiliates by virtue of their holdings.
MANAGEMENT AND CONTROL
Item 4. DIRECTORS AND EXECUTIVE OFFICERS.
     List the names and complete mailing addresses of all directors and executive officers of the applicants and all persons chosen to become directors and executive officers. Indicate all offices held or to be held by each person named.
     The following table sets forth the names of, and all offices held by, all executive officers and directors (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939 (the “TIA”), respectively) of the Company. The mailing address for each executive officer and director listed below is c/o Lions Gate Entertainment Inc., Attn: Wayne Levin, 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.

Name	Position
Jon Feltheimer	President, Chief Executive Officer and Director
Wayne Levin	Vice President, General Counsel and Director
James Keegan	Secretary, Treasurer and Director
B. James Gladstone	Executive Vice President

     The following table sets forth the names of, and all offices held by, all executive officers and directors (as defined in Sections 303(5) and 303(6) of the TIA) of the Guarantor. The mailing address for each executive officer and director listed below is c/o Lions Gate Entertainment Corp., Attn: Wayne Levin, General Counsel, 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.

Name	Position
Jon Feltheimer	Co-Chairman, Chief Executive Officer and Director
Michael Burns	Vice Chairman and Director
Steven Beeks	President and Co-Chief Operating Officer
Joe Drake	Co-Chief Operating Officer and President, Motion Picture Group
Wayne Levin	General Counsel and Executive Vice President, Corporate Operations
James Keegan	Chief Financial Officer
Mark Amin	Director
Norman Bacal	Director
Arthur Evrensel	Director
Morley Koffman	Director
Harald Ludwig	Co-Chairman of the Board of Directors
Laurie May	Director
G. Scott Paterson	Director
Daryl Simm	Director
Hardwick Simmons	Director
Brian V. Tobin	Director
Item 5. PRINCIPAL OWNERS OF VOTING SECURITIES.
     Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicants.
     The following sets forth information as to each person owning 10 percent or more of the voting securities of the Company as of March 31, 2009.

Percentage
			of Class of	Percentage
			Voting	of All
Name and Complete	Title of Class	Amount	Securities	Outstanding
Mailing Address:	Owned	Owned	Owned	Voting Securities
Lions Gate	Class A Common	3,000 Shares	100%	75%
Entertainment Corp.	Stock, no par value
1055 West Hastings Street, Suite 2200 Vancouver, British Columbia V6E 2E9

Lions Gate	Class B Common	1,000 Shares	100%	25%
Entertainment Corp.	Stock, no par value
1055 West Hastings Street, Suite 2200 Vancouver, British Columbia V6E 2E9

     The following sets forth information as to each person owning 10 percent or more of the voting securities of the Guarantor as of March 31, 2009.

			Percentage	Percentage
			of Class of	of All
			Voting	Outstanding
Name and Complete	Title of Class	Amount	Securities	Voting
Mailing Address:	Owned	Owned	Owned (1)	Securities
Icahn Capital LP (2)	Common share, no	13,432,899	11.6%	11.6%
767 Fifth Avenue,	par value per share
47th Floor New York, New York 10153

MHR Institutional	Common share, no	12,200,429	10.5%	10.5%
Partners III LP (3)	par value per share
40 West 57th Street, 24th Floor, New York, New York 10019

MHR Institutional	Common share, no	12,200,429	10.5%	10.5%
Advisors III LLC (3)	par value per share
40 West 57th Street, 24th Floor, New York, New York 10019

			Percentage	Percentage
			of Class of	of All
			Voting	Outstanding
Name and Complete	Title of Class	Amount	Securities	Voting
Mailing Address:	Owned	Owned	Owned (1)	Securities
MHR Fund Management	Common share, no	23,165,278	19.999%	19.999%
LLC (3)	par value per share
40 West 57th Street, 24th Floor, New York, New York 10019

Mark H. Rachesky,	Common share, no	23,165,278	19.999%	19.999%
M.D. (3)	par value per share
40 West 57th Street, 24th Floor, New York, New York 10019

(1)	Computed in accordance with Rule 13d-3(d)(1). There were 116,950,512 shares outstanding of the Guarantor’s common shares as of March 31, 2009.

(2)	Based solely on the information in a Schedule 13D/A filed with the Securities and Exchange Commission on March 12, 2009 by Icahn Capital LP and affiliated entities, which reported sole and shared voting and dispositive power as follows: (a) High River Limited Partnership, sole voting power with respect to 3,358,226 shares and sole dispositive power with respect to 3,358,226 shares; (b) Hopper Investments LLC, shared voting power with respect to 3,358,226 shares and shared dispositive power with respect to 3,358,226 shares; (c) Barberry Corp., shared voting power with respect to 3,358,226 shares and shared dispositive power with respect to 3,358,226 shares; (d) Icahn Partners Master Fund LP, sole voting power with respect to 5,816,824 shares and sole dispositive power with respect to 5,816,824 shares; (e) Icahn Partners Master Fund II LP, sole voting power with respect to 2,110,731 shares and sole dispositive power with respect to 2,110,731 shares; (f) Icahn Partners Master Fund III LP, sole voting power with respect to 813,785 shares and sole dispositive power with respect to 813,785 shares; (g) Icahn Offshore LP, shared voting power with respect to 8,741,340 shares and shared dispositive power with respect to 8,741,340 shares (h) Icahn Partners LP, sole voting power with respect to 4,691,559 shares and sole dispositive power with respect to 4,691,559 shares; (i) Icahn Onshore LP, shared voting power with respect to 4,691,559 shares and shared dispositive power with respect to 4,691,559 shares; (j) Icahn Capital LP, shared voting power with respect to 13,432,899 shares and shared dispositive power with respect to 13,432,899 shares; and (k) IPH GP LLC, shared voting power with respect to 13,432,899 shares and shared dispositive power with respect to 13,432,899 shares; (l) Icahn Enterprises Holdings L.P., shared voting power with respect to 13,432,899 shares and shared dispositive power with respect to 13,432,899 shares; (m) Icahn Enterprises G.P. Inc., shared voting power with respect to 13,432,899 shares and shared dispositive power with respect to 13,432,899 shares; (n) Beckton Corp., shared voting power with respect to 13,432,899 shares and shared dispositive power with respect to 13,432,899 shares; and (o) Carl C. Icahn, shared voting power with respect to 16,791,125 shares and shared dispositive power with respect 16,791,125 shares.

(3)	Based solely on the information in a Schedule 13D filed with the Securities and Exchange Commission on March 17, 2009.
UNDERWRITERS
Item 6. UNDERWRITERS.
     Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligors which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.
     (a) No person acted as underwriters for the Company’s or the Guarantor’s securities within the past three years.
     (b) No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.
CAPITAL SECURITIES
Item 7. CAPITALIZATION.
     (a) Furnish the following information as to each authorized class of securities of the applicants.
     Set forth below is certain information as to each authorized class of securities of the Company as of March 31, 2009.

Title of Class	Amount Authorized	Amount Outstanding
2.9375% Convertible	$150,000,000	$150,000,000
Senior Subordinated	aggregate principal	aggregate principal
Notes due 2024	amount	amount

3.625% Convertible	$175,000,000	$166,000,000
Senior Subordinated	aggregate principal	aggregate principal
Notes due 2025	amount	amount

Class A common stock,	20,000 shares	3,000 shares
no par value

Title of Class	Amount Authorized	Amount Outstanding
Class B common stock,	20,000 shares	1,000 shares
no par value
     Set forth below is certain information as to each authorized class of securities of the Guarantor as of March 31, 2009.

Title of Class	Amount Authorized	Amount Outstanding
2.9375% Convertible Senior	$150,000,000	$150,000,000
Subordinated Notes due	aggregate principal	aggregate principal
2024(1)	amount	amount

3.625% Convertible Senior	$175,000,000	$166,000,000
Subordinated Notes due	aggregate principal	aggregate principal
2025(1)	amount	amount

Common shares, no par value	500,000,000 shares	116,950,512 shares

(1)	The Guarantor is not the issuer of such subordinated notes of the Company. As parent of the Company, the Guarantor includes such subordinated notes in its consolidated financial statements.
     (b) Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.
     Each holder of common stock of the Company is entitled to one vote per share of common stock held by such holder on all matters submitted to a vote of the Company’s stockholders. Each holder of common shares of the Guarantor is entitled to one vote per common share held by such holder on all matters submitted to a vote of the Guarantor’s shareholders. Holders of the Company’s 2.9375% convertible senior subordinated notes due 2024 and the Company’s 3.625% convertible senior subordinated notes due 2025 have no voting rights unless and until such senior subordinated notes are converted into the Guarantor’s common shares.
INDENTURE SECURITIES
Item 8. ANALYSIS OF INDENTURE PROVISIONS.
     Insert at this point the analysis of the Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.
     The New Notes will be issued under an indenture (the “Indenture”) to be dated as of the consummation of the Refinancing Exchange. The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of

Indenture filed as Exhibit T3C hereto. Capitalized terms used in this Item 8 and not defined herein have the meanings given to such terms in the Indenture.
     (a) EVENTS OF DEFAULT; WITHHOLDING OF NOTICE
          The following will be “Events of Default” under the Indenture:
          (1) a default in the payment of principal of (or premium, if any, on) any New Note at its stated maturity, upon redemption or exercise of a Repurchase Right or otherwise;
          (2) a default in the payment of interest on any New Note when due and payable and continuance of such default for a period of 30 days;
          (3) a default by the Company or the Guarantor in the performance or breach of any term, covenant or agreement in the Indenture or under the New Notes and continuance of such default or breach for a period of 60 consecutive days after notice has been given by the trustee under the Indenture (the “Trustee”) or to the Company or the Guarantor and the Trustee by the Holders of at least 25% in principal amount of the outstanding New Notes;
          (4) certain defaults occurring under any indebtedness for money borrowed by the Company, the Guarantor or certain of the Guarantor’s subsidiaries and such default (i) is caused by a failure to pay principal of such indebtedness by the end of the applicable grace period, if any, unless such indebtedness is discharged (a “Payment Default”) or (ii) results in the acceleration of such indebtedness, unless such acceleration is waived, cured, rescinded or annulled, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there is then existing a Payment Default or the maturity of which has been so accelerated, aggregates $10 million or more;
          (5) the Company, the Guarantor or certain of its subsidiaries commits certain voluntary acts of bankruptcy or a court of competent jurisdiction enters certain orders or decrees in bankruptcy against the Company, the Guarantor or certain of its subsidiaries; and
          (6) failure by the Company or the Guarantor to provide the notice required under the Indenture upon a Designated Event.
          If an Event of Default with respect to outstanding New Notes (other than an Event of Default with respect to the Company or the Guarantor specified in clause (5)) occurs and is continuing and has not been cured or waived, the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding New Notes may declare due and payable 100% of the principal amount of all outstanding New Notes plus any accrued and unpaid interest to the date of payment. Upon a declaration of acceleration, such principal and accrued and unpaid interest to the date of payment shall be immediately due and payable.
          If an Event of Default with respect to the Company or the Guarantor specified in clause (5) occurs, all unpaid principal and accrued and unpaid interest on the outstanding New Notes shall become and be immediately due and payable, without any declaration or other act on the part of the Trustee or any Holder.

     The Holders may also rescind and annul an acceleration and its consequences if all existing Events of Default, other than the nonpayment of principal of or interest on the New Notes which have become due solely because of the acceleration, have been remedied, cured or waived, and the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; provided, however, that in the event of a declaration of acceleration in respect of the New Notes because of an Event of Default specified in clause (4) shall have occurred and be continuing, such declaration of acceleration shall be automatically rescinded and annulled if the indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have waived, cured, rescinded or annulled their declaration of acceleration in respect of such indebtedness, and written notice of such discharge or waiver, cure, rescission or annulment as the case may be, shall have been given to the Trustee within 30 days after such declaration of acceleration in respect of the New Notes and no other Event of Default has occurred during such 30-day period which has not been cured or waived during such period.
     If a Default or Event of Default occurs and is continuing as to which the Trustee has received notice pursuant to the provisions of the Indenture, the Trustee shall mail to each Holder a notice of the Default or Event of Default within 90 days after it occurs unless such Default or Event of Default has been cured or waived. Except in the case of a Default or Event of Default in payment of any amounts due with respect to any New Note, the Trustee may withhold the notice if and so long as it in good faith determines that withholding the notice is in the best interests of Holders.
     (b) AUTHENTICATION AND DELIVERY OF THE SECURITIES UNDER THE INDENTURE AND APPLICATION OF PROCEEDS THEREOF.
     One of the Company’s Officers shall sign the New Notes by manual or facsimile signature. If an Officer of the Company whose signature is on a New Note no longer holds that office at the time the New Note is authenticated, the New Note shall nevertheless be valid.
     A New Note shall not be valid until authenticated by the manual signature of the Trustee, which signature shall be conclusive evidence that the Note has been authenticated under the Indenture.
     The Trustee shall act as the initial authenticating agent. Thereafter, the Trustee may appoint an authenticating agent acceptable to the Company to authenticate New Notes.
     There will be no proceeds (and therefore no application of such proceeds) from the issuance of the New Notes because the New Notes will be issued in exchange for the Existing Notes.
     (c) RELEASE OF ANY NOTE COLLATERAL SUBJECT TO THE LIEN OF THE INDENTURE.
     None. The New Notes are unsecured.
     (d) SATISFACTION AND DISCHARGE OF THE INDENTURE; REDEMPTION OF THE SECURITIES.

     In general, the Company and the Guarantor may terminate their obligations under the New Notes and the Indenture if the Company pays amounts payable under the Indenture and:
     (1) the Company delivers to the Trustee for cancellation all New Notes previously authenticated (other than certain New Notes which have been destroyed, lost or stolen) and not previously canceled, or
     (2) the Company deposits with the Trustee, within one year before the New Notes have become due and payable, whether at stated maturity or any other Redemption Date, or within one year of the New Notes being scheduled for conversion or otherwise, cash or Common Shares of the Guarantor sufficient to pay all of the outstanding New Notes and all other sums payable by the Company under the Indenture.
     (e) EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS.
     Within 120 days after the end of each fiscal year of the Company, the Company and the Guarantor shall deliver Officers’ Certificates to the Trustee stating whether or not the signers know of any Default or Event of Default by the Company or the Guarantor in performing any of their respective obligations under the Indenture or the New Notes and describing any Default or Event of Default and its status.
          Upon request to the Trustee to take any action under any provision of the Indenture, the Company and the Guarantor will generally furnish to the Trustee an Officers’ Certificate and an Opinion of Counsel of the Company and the Guarantor, in each case, stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with.
Item 9. OTHER OBLIGORS.
     Give the name and complete mailing address of any person, other than the applicants, who is an obligor upon indentured securities.
     The Company’s obligations with respect to the New Notes will be guaranteed by the Guarantor. The mailing address of the Applicants is 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.
     CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:
     (a) Pages numbered 1 to 21, consecutively.
     (b) The statement of eligibility and qualification on Form T-1 of the Trustee to be qualified (to be filed by amendment).

     (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit T3A-1	Certificate of Incorporation of the Company, as in effect on the date of filing hereof (filed herewith).

Exhibit T3A-2	Notice of Articles of the Guarantor (1).

Exhibit T3A-3	Vertical Short Form Amalgamation Application of the Guarantor (1).

Exhibit T3A-4	Certificate of Amalgamation of the Guarantor (1).

Exhibit T3B-1	Bylaws of the Company, as in effect on the date of filing hereof (filed herewith).

Exhibit T3B-2	Articles of the Guarantor, as in effect on the date of filing hereof (2).

Exhibit T3C	Form of Indenture, to be dated as of the effective date, among the Company and the Trustee, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D	Not Applicable.

Exhibit T3E	Form of Refinancing Exchange Agreement to be dated as of April 20, 2009 by and among the Company and certain holders of the Existing Notes (filed herewith).

Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (filed herewith).

(1)	Incorporated by reference to the Guarantor’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007 as filed with the Securities and Exchange Commission on May 30, 2007.

(2)	Incorporated by reference to the Guarantor’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005 as filed with the Securities and Exchange Commission on June 29, 2005.

SIGNATURES
     Pursuant to the requirements of the Trust Indenture Act of 1939, each of the applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Santa Monica and State of California on April 20, 2009.

(SEAL)			LIONS GATE ENTERTAINMENT INC.

Attest:	/s/ David J. Johnson. Jr.		By:	/s/ Wayne Levin

	Name:	David J. Johnson. Jr.		Name:	Wayne Levin
				Title:	General Counsel

(SEAL)			LIONS GATE ENTERTAINMENT INC.

Attest:	/s/ David J. Johnson. Jr.		By:	/s/ Wayne Levin

	Name:	David J. Johnson. Jr.		Name:	Wayne Levin
				Title:	General Counsel

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3A-1	Certificate of Incorporation of the Company, as in effect on the date of filing hereof (filed herewith).

Exhibit T3A-2	Notice of Articles of the Guarantor (1).

Exhibit T3A-3	Vertical Short Form Amalgamation Application of the Guarantor (1).

Exhibit T3A-4	Certificate of Amalgamation of the Guarantor (1).

Exhibit T3B-1	Bylaws of the Company, as in effect on the date of filing hereof (filed herewith).

Exhibit T3B-2	Articles of the Guarantor, as in effect on the date of filing hereof (2).

Exhibit T3C	Form of Indenture, to be dated as of the effective date, among the Company and the Trustee, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D	Not Applicable.

Exhibit T3E	Form of Refinancing Exchange Agreement to be dated as of April 20, 2009 by and among the Company, and certain holders of the Existing Notes (filed herewith).

Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (filed herewith).

(1)	Incorporated by reference to the Guarantor’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007 as filed with the Securities and Exchange Commission on May 30, 2007.

(2)	Incorporated by reference to the Guarantor’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005 as filed with the Securities and Exchange Commission on June 29, 2005.